SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Publicly-Held Company with Authorized Capital – CVM n. 016390
CNPJ[Corporate Taxpayer’s Roll] n. 01.832.635/0001-18 – NIRE[Company Roll Registration Number] nº 35.300.150.007
Av. Jurandir, 856, Lote 4, 1° andar
CEP[ZIP Code] 04072-000, Sao Paulo/SP

MATERIAL FACT

TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM) (“Company”), complying with the established on Law number 6.404/76 and the Instruction from the Brazilian Securities and Exchanges Commission (“CVM”) number 358/02, as amended, informs to its shareholders and to the market that on July 13, 2010, the Board of Directors approved the vote to be given by the Company on Extraordinary Shareholders Meeting from its integral subsidiary TAM Linhas Aéreas S.A. (“TLSA”), in the sense of approving, within the terms and conditions recommended by the Company’s management, the acquisition of all shares issued by TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A., headquartered at Rua Monsenhor Antônio Pepe, n. 387, in the City and State of Sao Paulo (“TAM Milor”). The deliberation from the Board of Directors was made by the vote from Independent Board Members, because of the abstention of the other Board Members, due to the established o article 156 from Law number 6.404 of December 15, 1976, as amended (“Brazilian Corporation Law”).

Information about the Operation

TAM Milor owns the brands TAM and correlated brands (“TAM brands”) used by the Company, by TLSA and other colligated companies. The use of such brands by the aforementioned companies was formalized in a contract for license of use of brands, executed on 03/10/2005, which includes the payment of a monthly fee corrected by the IGP-M rate to the brand owner, as included in information related to transactions with the parties listed, provided by the Company on its periodical reports. TAM Milor is also paid by TAM Aviação Executiva e Táxi Aéreo S.A. for the use of TAM brands.

With the acquisition of all shares from TAM Milor, TLSA will assume control over the TAM brands, integrating them to its group of assets through the investment made on TAM Milor.

For purchasing 257,000 (two hundred and fifty seven thousand) common shares issued by TAM Milor, TLSA will pay the sum of R$ 661.00 (six hundred and sixty one reais) per share, totaling R$ 169,877,000.00 (one hundred sixty nine million, eight hundred seventy seven thousand reais), a sum determined based on the economical/financial assessment report prepared by the company Deloitte Touche Tohmatsu Consultores Ltda., which adopted the criterion of discounted cash flow at present value.

From the aforementioned sum, 15% will be paid in cash on the date of signature of the share purchase and sale contract, and the remaining 85% will be represented by promissory notes in favor to the selling parties (“Credit”). The selling parties, current shareholders of TAM Milor, are also the Company’s shareholders, jointly owning the majority of common shares.

The same selling parties will use the Credit for increasing the Company’s capital, within the limit of authorized capital, with the subscription of new common shares. The Board of Directors, by deliberating on the increase of capital as described, will define the amount and value of common shares to be issued, among other conditions for emission. The other shareholders from the Company will be ensured the right of preference in the subscription of new common shares, within 30 (thirty) days from the date the minute of meeting from the Board of Directors addressing the increase of capital is published. Considering that the increase of capital will occur in a single class of shares, changing the existing ratio between common shares and prefered shares, the right of preference will be extended to shareholders who own prefered shares, in the ratio of their participation in the Company’s capital before the increase, within the terms of article 171 paragraph 1st, (b) of the Brazilian Corporation Law. In case of exercising the right of preference, the sums paid by the shareholders that exercise such right will be delivered to the owners of the Credit to be capitalized, proportionally, within the terms of article 171, paragraph 2nd from the Brazilian Corporation Law.

Due to the integration of the Credit in the increase of capital, the Company will become creditor to its controlled TLSA. Then, the Company will capitalize such Credit on TLSA, through increase in its capital.

The operation announced herein will be submitted to appreciation by the National Agency of Civil Aviation - ANAC and by the organizations that comprise the Brazilian System for Defense of Competition.

Sao Paulo, July 13, 2010

Líbano Miranda Barroso
Investor Relations Director

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.